February 26, 2020

Jinlong Yang
Chief Executive Officer
MingZhu Logistics Holdings Limited
27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

       Re: MingZhu Logistics Holdings Limited
           Amendment No. 3 to
           Registration Statement on Form F-1
           Filed February 18, 2020
           File No. 333-233992

Dear Mr. Yang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1/A filed February 18, 2020

Management
Compensation of Directors and Executive Officers, page 99

1. Please update the disclosure in this section, and under "Outstanding Equity Awards at
       Fiscal Year-End" for fiscal year 2019, the last full financial year. Refer to Item 6.B of
       Form 20-F.
Consolidated Financial Statements, page F-1

2. Please update your financial statements in accordance with the requirements of Item
       8(A)(4) of Form 20-F, or tell us why you believe an update is unnecessary. Specifically,
 Jinlong Yang
MingZhu Logistics Holdings Limited
February 26, 2020
Page 2
      in the case of an initial public offering, the audited financial statements shall be as of a date not older than 12 months at the time the document is filed. In such cases, the audited financial statements may cover a period of less than a full year.
        You may contact Amy Geddes, Staff Accountant, at (202) 551-3304 or Lyn Shenk,
Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameJinlong Yang
                                                            Division of
Corporation Finance
Comapany NameMingZhu Logistics Holdings Limited
                                                            Office of Energy &
Transportation
February 26, 2020 Page 2
cc:       Jonathan Deblinger
FirstName LastName